


05009070


SEC MAIL PROCESSING
RECEIVED
JUN 17 2005
WASH. D.C. 190 SECTION

June 13, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 065/2005**

  Subject: The change of a debentureholders' representative.
  Date: June 13, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
JUN 20 2005

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



June 13, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 065/2005**

  Subject: The change of a debentureholders' representative.
  Date: June 13, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299-6000

Summary Translation Letter
To the Stock Exchange of Thailand
June 13, 2005

-Translation -

AIS-CP 065/2005

June 13, 2005

Re: The change of a debentureholders' representative

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public company Limited ("the Company") would like to inform you that the debentureholders have resolved to change a debentureholders' representative of the debentures of the Company to be the Siam Commercial Bank Public Company Limited and became effective on June 3, 2005, the details are as follows:

1. Debentures of Advanced Info Service Plc. No. 1/2001, due 2006 (AIS063A)
2. Debentures of Advanced Info Service Plc. No. 3/2001, due 2006 (AIS06NA)
3. Debentures of Advanced Info Service Plc. No. 1/2002, due 2009 (AIS093A)
4. Debentures of Advanced Info Service Plc. No. 2/2002, due 2009 (AIS093B)
5. Debentures of Advanced Info Service Plc. No. 3/2002, due 2007 (AIS073A)


AIS

June 13, 2005


SEC MAIL PROCESSING
RECEIVED
JUN 17 2005
WASH, D.C.
190
SECTION

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing,**

  Subject: Form of Report to the Exchange of the Results of the Sale of Warrants (F 53-5)

  Date: June 13, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



June 13, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing,**

  Subject: Form of Report to the Exchange of the Results of the Sale of Warrants (F 53-5)

  Date: June 13, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 13, 2005

(F 53-5)

Form of Report to the Exchange of the Results of the Sale of Warrants
Advanced Info Service Public Company Limited
Date June 13, 2005

1. **Information relating to the warrant offering**

Category of Warrants : Warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan –ESOP) Grant 4.

Number of offered warrants : 9,794,800 units

Price per unit : Baht 0 (zero Baht)

Offered to : The Company's directors and employees and offering through the intermediary.

Exercise Price : 106.66 Baht per share.

Subscription and payment period: May 31, 2005

2. Results of the sale of warrants :

[ ] totally sold out
[✓] partly sold out, with 578,100 warrants remaining.
The company will deal with the remaining warrants as follows
The Company's management was resigned. The Company will not allot warrant remaining to other.

3. Details of the sale

	Right to buy warrant				Allotment result			
	Director	Employee	Intermediary	Total	Director	Employee	Intermediary	Total
No. of warrant holders	6	268	-	274	6	263	-	269
No. of Warrants (unit)	3,025,900	6,768,900	-	9,794,800	3,025,900	6,190,800	-	9,216,700
% of total issued warrant	30.89	69.11	-	100	30.89	63.20	-	94.09

4. Amount of money received from the sale of shares

Total amount _____ - _____ Baht

Less expense (specify) _____ - _____ Baht

Net amount received _____ - _____ Baht